                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13G/A
                                (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                            Casella Waste Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                  Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     14744810
-------------------------------------------------------------------------------
                                   (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

 [ ] Rule 13d-1 (b)
 [ ] Rule 13d-1 (c)
 [X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                       -------------------------
 CUSIP No. 14748810          13G/A              Page  2  of  5  Pages
           --------                                  ---    ---
----------------------                       --------------------------

-------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                John W. Casella
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                   (b)  [ ]
               Inapplicable
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  3        SEC USE ONLY

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  4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------------------------------------------------------------------------------
                                   5       SOLE VOTING POWER
                                             1,261,450 Shares
      NUMBER OF                   ---------------------------------------------
       SHARES                      6       SHARED VOTING POWER
     BENEFICIALLY                            4,800 Shares
       OWNED BY                   ---------------------------------------------
         EACH                      7       SOLE DISPOSITIVE POWER
      REPORTING                              1,261,450 Shares
        PERSON                    ---------------------------------------------
         WITH                      8       SHARED DISPOSITIVE POWER
                                             4,800 Shares
-------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,261,450 shares (Consists of the following: (a) 573,850 shares of directly held Class A Common Stock; (b) 4,800 shares of indirectly held Class A Common Stock of which the reporting person disclaims beneficial ownership; (c) 494,100 shares of Class B Common Stock; (d) 180,000 shares of Class A Common Stock which
              Mr. Casella has the right to acquire within 60 days of December 31, 1999 upon the exercise of options; and (e) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1999 upon the exercise of warrants.)

-------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

               Inapplicable
-------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.5%
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 12        TYPE OF REPORTING PERSON *
                IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)           Name of Issuer:
                    ---------------
                    Casella Waste Systems, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------
                    25 Greens Hill Lane
                    Rutland, Vermont  05701

Item 2(a)           Name of Person Filing:
                    ----------------------
                    John W. Casella

Item 2(b)           Address of Principal Business Office or, if None, Residence:
                    ------------------------------------------------------------
                    John W. Casella
                    c/o Casella Waste Systems, Inc.
                    25 Greens Hill Lane
                    Rutland, Vermont 05701

Item 2(c)           Citizenship:
                    ------------
                    United States of America

Item 2(d)           Title of Class of Securities:
                    -----------------------------
                    Class A Common Stock, $.01 par value per share

Item 2(e)           CUSIP Number:
                    -------------
                    14744810

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                    ---------------------------------------------------------
                    Inapplicable

Item 4              Ownership*:
                    ----------
                    (a)      Amount beneficially owned:

                             1,266,250

                             This amount includes 4,800 shares held by Mr. Harry R. Ryan III as trustee for Mr. Casella's six children, each a beneficiary of a trust

-------------------------
* As of December 31, 1999

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                             holding 800 shares.  Mr. Casella does not have
                             voting power of such shares and disclaims beneficial ownership thereto. In addition, such amount includes 494,100 shares of Class B Common Stock, 180,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1999 upon the exercise of options and 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1999 upon the exercise of warrants.

                    (b)      Percent of class: 5.5%

                    (c)      Number of shares as to which such person has:

                              (i) Sole power to vote or to direct the vote: 1,261,450

                              (ii) Shared power to vote or to direct the vote: 4,800

                              (iii)     Sole power to dispose or to direct
                                        the disposition of:  1,261,450

                              (iv) Shared power to dispose or to direct the disposition of: 4,800


Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------
                    Inapplicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:
                    --------------------------------------------------------
                    Mr. Harry R. Ryan III has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,800 shares subject to the trusts referred to above in
                    Item 4(a), of which Mr. Ryan is the trustee.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    ---------------------------------------------------------
                    Inapplicable

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------
                    Inapplicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------
                    Inapplicable

Item 10             Certifications:
                    ---------------
                    Inapplicable

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                           SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2000
                                                    ----------------------
                                                             Date

                                                      /s/ John W. Casella
                                                    -----------------------
                                                          John W. Casella


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